PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas PHOENIX SAN DIEGO SILICON VALLEY

January 9, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Charlie Guidry Mara Ransom Bill Thompson

Re:	My Racehorse CA LLC Amendment No. 1 to Form 1-A Filed November 20, 2018 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 19, 2018, relating to Amendment No. 1 to the above referenced Offering Statement on Form 1-A (the “Offering Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Offering Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 to the Offering Statement filed on November 20, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Amendment No. 1 to the Offering Statement filed on November 20, 2018), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 2.

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Securities and Exchange Commission

January 9, 2019

Amendment No. 1 to Form 1-A filed November 20, 2018

Offering Summary, page 2

1.	In an appropriate place in this section, please revise your disclosure to clearly state that there will be no public market for these securities and that the only liquidity event available to investors is when the Underlying Asset in the series is retired (in 4-6 years) at which time investors may receive a return of capital, if any.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 to clearly state that it has no present intention to develop a public trading market and to describe liquidity events.

Manager, page 2

2.	Please also revise to disclose that the Chief Executive Officer of your Manager, as your lender, may opt to convert the Dividend Participation Convertible Promissory Note into interests that remain unsold in this offering. In this regard, please explain to us how the conversion mechanism operates, as Exhibit 6.3 does not appear to specify a conversion rate at which such interests will be valued. Please also revise the disclosure of your "Principal Interest Holders" to reflect this beneficial ownership interest.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to disclose that the lender may opt to convert the Profit Participation Convertible Promissory Note into interests that remain unsold in this offering and has also revised the disclosure related to “Principal Interest Holders” to reflect this beneficial ownership interest. The Company further advises the Staff that, per Section 3(a) of the Profit Participation Convertible Promissory Note, the Note Balance will be converted into the number of unsold Interests in the Series. The actual conversion rate depends on the number of unsold Interests remaining at the time of conversion which is variable.

Use of Proceeds, page 3

3.	We note your response to prior comment 8 and your indication that you intend to purchase insurance prior to the commencement of the offering. Please revise your disclosure to state as much, such as on pages 4 and 13.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 13 to indicate the Company’s intent to purchase insurance prior to commencement of the Series Palace Foal offering.

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Securities and Exchange Commission

January 9, 2019

Management Fee, page 5

4.	Clarify here, as you do in your response to comment 9, the nature of the "revenue-generating events" that could give rise to Gross Proceeds. Please make similar changes where you reference Distributable Cash.

In response to the Staff’s comment, the Company has revised the disclosures on page 5 to clarify the nature of the “revenue-generating events” that could give rise to Gross Proceeds and Distributable Cash.

Risk Factors

If a market ever develops for the Interests..., page 15

5.	Consistent with your response to comment 10, please remove this risk factor.

In response to the Staff’s comment, the Company has removed the referenced risk factor on page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

6.	Because the narrative disclosure you provide here is that of the Company's, please ensure that your disclosure clearly states that investors in this offering are only purchasing membership interests in Series Palace Foal and, accordingly, have no rights or obligations to any of the other series interests you discuss here. Please also provide disclosure about the Series Palace Foal's Operating Results, Liquidity and Capital Resources and Plan of Operations. In this regard, clarify the Manager's plans if they are unable or unwilling to provide working capital advances to the Series Palace Foal in the future.

In response to the Staff’s comment, the Company has revised its disclosures on page 20 to include the requested disclosures.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 20

7.	We note that you have received membership subscriptions of $216,475 for various LLC series as disclosed in Note 6 on page F-19 as compared to $162,980 disclosed on page 20. Please update your disclosures on page 20 to address the subscriptions offered and sold for The MRH Madaranas, MRH Sauce on the Side, and other LLC series subscriptions disclosed on page F-19.

In response to the Staff’s comment, the Company has revised its disclosures on page 20 to address the additional subscriptions offered and sold for the other LLC series subscriptions disclosed on page F-11.

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Securities and Exchange Commission

January 9, 2019

Liquidity and Capital Resources, page 20

8.	We reviewed your response to comment 14. As previously requested, please revise your disclosure to address the facts and circumstances that led your accountant's report containing substantial doubt about your ability to continue as a going concern and your plans to overcome the uncertainty. Please ensure the discussion provides a detailed picture of your cash needs along with constraints over the next 12 months and managements plans to alleviate such constraints.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 to address the facts and circumstances that led the Company’s accountant's report containing substantial doubt about the Company’s ability to continue as a going concern and is plans to overcome the uncertainty as well as a detailed picture of the Company’s cash needs and constraints over the next 12 months and the management’s plans to alleviate such constraints.

Financial Statements

Independent Auditor's Report, page F-11

9.	The introductory opinion paragraphs should refer to the financial statements included in the filing. Please revise.

In response to the Staff’s comment, the Company has revised the introductory opinion paragraphs in the Independent Auditor’s Report on page F-12 to refer to the financial statements included in the filing.

Notes to Financial Statements

General, page F-16

10.	We reviewed your response to comment 2. You indicate that the profit participation note entered into on September 7, 2018 previously disclosed in the offering statement filed September 10, 2017 in the amount of $15,606 is disclosed on page 11. We are unable to locate the disclosure on page 11. Please advise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 to specifically disclose the profit participation note entered into on September 7, 2018.

Notes to Financial Statements

General, page F-16

11.	Please disclose the terms and pertinent rights and privileges of the long-term debt outstanding at September 30, 2018. Please refer to ASC 470-10-50-5.

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Securities and Exchange Commission

January 9, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page F-9, to disclose the terms and pertinent rights and privileges of the long-term debt outstanding at September 30, 2018.

Notes to Financial Statements

General, page F-16

12.	We note you did not adopt ASC 606 as of January 1, 2018. As such, it appears that you have elected to delay complying with new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all accounting standards and may not elect to rely on this accommodation in any future filings. See Form 1-A, Part F/S, General Rule (a)(3). Please provide a risk factor explaining that you have elected to delay complying with new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes- Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

In response to the Staff’s comment, the Company has revised its disclosure on page 11 to include a risk factor explaining said issue.

Notes to Financial Statements

General, page F-16

13.	Please disclose the type of expenses included in cost of revenues and general and administrative expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 to disclose the type of expenses included in cost of revenues and general and administrative expenses.

Property and Equipment, page F-17

14.	We note you acquired approximately $177,000 in horse assets during the nine months ended September 30, 2018. We also note you recognized race winnings revenue of approximately $12,000. Please explain to us when you consider a horse to be placed in service and why no depreciation was recorded during the nine months ended September 30, 2018.

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Securities and Exchange Commission

January 9, 2019

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company considers a horse “placed in service” upon acquisition and said assets are depreciated using the straight-line method over 36 months with no estimated salvage value. The Company has revised the disclosure on page F-7 to record depreciation expenses in accordance with this policy.

Property and Equipment, page F-17

15.	We understand that the 51% interest in the Palace Foal asset was acquired through a down-payment by an affiliate of the Manager and a loan to the Company. Please explain to us why the Palace Foal purchase price is not reflected in the table of horse assets.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 to list the Palace Foal asset in the table of horse assets.

General

16.	Please provide your analysis on whether Experiential Squared is offering an investment contract. In your response, please address investors’ reliance on the management services provided by Experiential Squared to both the Company and to Series Palace Foal.

In response to the Staff’s comment, the Company advises the Staff on its position that Experiential Squared (“E2”) is not offering an investment contract to either the Company or Series Palace Foal (which is not a separate and distinct legal entity). As originally held in S.E.C. v. W.J. Howey Co., 328 U.S. 293, 301 (1946), “[t]he test of an investment contract within Securities Act is whether scheme involves an investment of money in a common enterprise with profits to come solely from efforts of others. There is no question that the offer and sale of series membership interests by the Company in Series Palace Foal to potential investors is an investment contract. The Company has filed the Offering Statement to qualify such membership interests under Regulation A for such purpose. Investors will be providing cash to the Company in exchange for a percentage interest in Series Palace Foal along with other investors with the expectation of profits derived from the operations of the Series Palace Foal and the direct efforts of the Manager (E2) on behalf of the Series. The question posed by the Staff, however, relates to a separate contract – the service agreement by and between the Company and its Manager (E2). As it relates to this contractual relationship, there is no investment by the Company in E2 whereby the Company (or Series Palace Foal) has any ownership interest in E2 or any expectation of profit in the success (or failure) of the operations of E2. Instead, the contractual relationship between E2 and the Company (or Series Palace Foal) is akin to an employment agreement between a chief executive officer and the company he or she serves. The fact that those services are being performed by an entity as opposed to an individual should not change the analysis. Investors in this offering are certainly relying on the efforts of the Manager in providing services to the Company as part of the underlying investment contract between Investor and Company and the fact that Manager is being compensated for providing those services as a Manager does not also make such an agreement an investment contract.

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Please direct any questions regarding the Company’s responses or Amendment No. 2 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely, PROCOPIO, CORY, HARGREAVES & SAVITCH LLP /s/Christopher L. Tinen Christopher L. Tinen

cc:	Michael Behrens, My Racehorse CA LLC David Kandasamy, My Racehorse CA LLC